Consent of Independent Auditors


The Board of Managers
Torrey International Strategy Partners, LLC

We consent to the incorporation by reference in the registration statement (No. 811-21067) on Form N-2, of Torrey International Strategy Partners, LLC of our report dated May 30, 2003, related to the statement of assets and liabilities of Torrey International Strategy Partners, LLC as of March 31, 2003 and the related statements of operations, changes in net assets, cash flows and the financial highlights for the period from inception (November 1, 2002) to March 31, 2003, which report appears in the March 31, 2003 annual report on Form N-30D of Torrey International Strategy Partners, LLC, and to the reference to our firm as "Experts" in the private placement memorandum.

                                        /s/ KPMG LLP

Salt Lake City, Utah
November 4, 2003